Exhibit 99.1

Puhui Wealth Investment Management Co. Signs

Strategic Cooperation Agreement with YINGKE PE

Beijing, China – January 25, 2019 – Puhui Wealth Investment Management Co., Ltd. (Nasdaq: PHCF) (“Puhui” or the “Company”), a third-party wealth management service provider with a focus on wealth management services for high net worth individuals and corporate clients, today announced it has entered into a Strategic Cooperation Agreement (the “Agreement”) with YINGKE Innovation Asset Management Co., Ltd. (“YINGKE PE”), to jointly establish an equity investment fund in the scale of RMB 1 billion (the “Investment Fund”).

Pursuant to the Agreement, the Investment Fund will target investment opportunities in sectors of bio-pharmaceuticals, medical and health care, intelligent manufacturing, consumer upgrade, new energy, environmental protection and other industries in China. The specific terms of the cooperation between the Company and YINGKE PE, are being further developed between the parties.

Mr. Zhe Ji, Chairman and CEO of the Company, commented, “We are excited to collaborate with YINGKE PE as it is a great opportunity for Puhui to expand our presence in growth industries in China. According to Zero2IPO research, YINGKE PE is ranked the 38th of the top 50 venture capital firms in China for the year 2018. We believe by jointly establishing this Investment Fund, we will form a synergy platform that benefits investors of both parties. We look forward to building a successful fund with YINGKE PE’s proven service-oriented post-investment management system and our asset allocation expertise.”

About YINGKE Innovation Asset Management Co., Ltd.

Founded in 2010, YINGKE PE is a comprehensive asset management platform, which is a mixed-ownership enterprise jointly owned by state-owned enterprises, financial institutions and listed companies. For more information about YINGKE PE: http://www.yingkepe.com/

About Puhui Wealth Investment Management Co.

Headquartered in Beijing, China, Puhui Wealth Investment Management Co. is a third-party wealth management service provider focusing on marketing financial products to, and managing funds for, individuals and corporate clients in the PRC. The Company’s main operating activities are carried out through Puhui Wealth Investment Management (Beijing) Co., Ltd., and its subsidiaries.

Additional information about Puhui Wealth Investment Management Co. can be found at the Company’s corporate website: www.puhuiwealth.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that indicate future events or trends or are not statements of historical matters. These statements are based on our management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Puhui Wealth Investment Management Co.	Page 2
January 25, 2019

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of our control and all of which could cause actual results to differ materially from the results discussed in the forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in our reports filed with the Securities and Exchange Commission, which are available, free of charge, on the SEC’s website at www.sec.gov.

Investor Relations:
The Equity Group Inc.	In China
Adam Prior, Senior Vice President	Katherine Yao, Senior Associate
(212) 836-9606	+86 10 5661 7012
aprior@equityny.com	kyao@equityny.com